

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Mr. Yoon Seok Kang
Chief Executive Officer
Gravity Co., Ltd.
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu
Seoul 121-795, Korea

      Re: **Gravity Co., Ltd.**
              Form 20-F
              Filed June 1, 2010
              File No. 000-51138

Dear Mr. Kang:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Stephen Krikorian
              Accounting Branch Chief